FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Other Communication dated August 13, 2004, regarding requirements under the provisions of Rule 8 of the UK City Code on Takeovers and Mergers (“City Code”).

Item 1

OTHER COMMUNICATIONS

Further to the announcement made by Banco Santander Central Hispano, S.A. (“Banco Santander”) on 26 July 2004 regarding the recommended acquisition of Abbey National plc (“Abbey”), Banco Santander would like to highlight the following requirements under the provisions of Rule 8 of the UK City Code on Takeovers and Mergers (“City Code”).

The provisions of Rule 8 of the City Code require that any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Banco Santander, owns or controls, or becomes the owner or controller of, directly or indirectly, one per cent. or more of any class of securities of Banco Santander must notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the UK Panel on Takeovers and Mergers of every dealing in such securities. The notification must be made by not later than 12.00 noon (London time) on the business day following the date of the transaction. The obligation applies throughout the course of the offer and a further announcement will be made by Banco Santander when the obligations under Rule 8 of the city Code no longer apply.

Any dealings by “associates” (within the definition set out in the City Code) of Banco Santander or Abbey in any class of securities of Banco Santander or Abbey must also be disclosed.

Please consult your financial adviser immediately if you believe this Rule may be applicable to you. Further information regarding the City Code and the requirements under the provisions of rule 8 of the City Code, including the relevant disclosure forms and how to submit them, are available at www.thetakeoverpanel.org.uk.

Madrid, August 13, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: August 13, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President